Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

Fourth Quarter Earnings

Conference Call Script

November 6, 2006

Phil Harding:

We welcome you to M-Flex’s 2006 fourth quarter conference call. Today we will discuss the financial results and the highlights of our operations during our fourth quarter of fiscal 2006. We will also review the financial results of the total fiscal year.

Today I will discuss our operational highlights and Craig Riedel, our CFO, will discuss our financial results. Reza Meshgin, our President and COO, Craig, and I will be available to answer your questions at the conclusion of our presentation.

Connie Chandler, from our investor relations firm will now review our forward-looking statement language before we start our discussion.

Connie Chandler:

I would like to remind all of you that certain statements in this call are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, the company’s diversification efforts, the company’s relationship and opportunities with its current and new customers, the relative size of each customer to the company, changes in our market share with our customers, changing market dynamics, including changes in the PDA and smart phone markets and our opportunities in those markets, the company’s manufacturing capabilities and market opportunities, gross margins, the competition and pricing pressures in the markets in which the company competes, the company’s competitive position in the market, the competitive advantages of the company, its products and its customers, current and upcoming programs and product mix and the material content of such programs, the utilization and application of flexible printed circuits and flex assemblies, the company’s restructuring efforts, the results of the company’s research and development efforts, the benefits of the company’s strategies and joint ventures, the company’s plans with respect to its embedded micro magnetic technology and the UL process, the camera module market, expected orders for the company’s camera modules and revenue expectations with respect to these modules, growth and expansion of the company’s facilities and the installation of equipment at those facilities, the outcome of the litigation against and by the Stark hedge funds, the outcome of the litigation against WBL, the intentions of various investors, the company’s appeal with the Singapore Securities Industries Council, the expected filing of the company’s amendment to its registration statement, the company’s ability to recover receivables and inventory amounts from its customers, litigation expenses and the expensing of deferred acquisitions costs related to the MFS offer, operating expenses, tax rates, DSO trends and payment terms. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “foresee,” “aim,” “anticipate,” “intend,” “project,” or similar words. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the company’s ability to manage quality assurance issues, the company’s ability to recover receivable and inventory amounts from its customers, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the impact of competition, pricing pressures and technological advances, whether the company is required to make the offer to acquire the outstanding shares of MFS and the outcome of that offer, if made, the company’s ability to finance such offer, the outcome of the litigation by and against the Stark hedge funds, the outcome of the litigation against WBL, the outcome of the appeal with the SIC, and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the third fiscal quarter ended June 30, 2006. These forward-looking statements represent management’s judgment as of the date of this conference call. The company disclaims any intent or obligation to update these forward-looking statements.

And with that I’ll turn the call back over to Phil Harding.

Phil Harding:

I thank you Connie.

The fourth quarter of fiscal 2006 was a significant transition period for the company. On the positive side, sales to our second largest customer and one of the top wireless cell phone manufacturers, Sony Ericsson, expanded to 12.1% of our total sales in the quarter, better than our prediction of approaching 10% during the quarter, with growth of 68% over the previous sequential quarter and growth of 240% for the total 2006 fiscal year as compared to fiscal 2005. This is strong evidence of our commitment to diversify our customer base, which we expect will become evident in the current fiscal year because of the new customers we are lining up. In particular, we expect to have a third customer which represents at least 10% of our sales in the latter half of fiscal 2007.

Sales to our largest customer accounted for 75% of our total revenues for the quarter, compared to the 80% for our third fiscal quarter. This represented a 12% reduction, when comparing Q4 ‘06 to Q4 ‘05. Although we remain committed and believe we maintain a strong position as a supplier to this customer, we now face more competition with regards to our business with them. As such, we believe that we will lose some market share with this customer going forward.

Sales to all customers, other than our largest customer, continued to grow by approximately 68% in Q4 as compared to Q4 of FY 2005. We achieved this growth even though this period had no sales to our third largest handset customer due to bankruptcy of that customer.

During the fourth quarter there was a balancing effect of major increases in sales to our second largest handset customer offset by the decline in sales to our largest customer. Consequently, sales to the wireless sector as a percentage of our total sales remained essentially flat at 88% for FY2006. Growth, in absolute dollars, in wireless sales for Q4 was only 1.2% compared to the same quarter of last year, but full year sales did increase 49% because of high demand in the first half of the year in this market sector. Sales to the medical, computer/data storage and industrial market sectors also increased in FY2006, while our PDA sector sales declined, which we believe was due to market weakness and a shift of production and procurement of PDA related products primarily to Asia. We believe as a part of the evolution of smaller, smarter electronics, the PDA products are transitioning to smart phones. It is important to note that in fiscal 2007, we expect to realize a significant increase in business with customers with smart phone applications.

Our gross margin for the fourth fiscal quarter was reduced to 10.8%, as the result of lower revenue, price reductions, an inventory reserve related to our third largest handset customer that declared bankruptcy during the quarter, and lower yields related to a quality issue, now resolved, that affected several programs. While several of the events which caused lower quarterly gross margins are not expected to recur, we now believe that our gross margins are shifting substantially lower to a range of between 10 to 15%. This lower range is being driven by pricing pressures resulting from increased competition, and the trend toward higher component content. These value-added components primarily are a cost we pass through to customers and, therefore, provide minimal opportunity for mark-up. Going forward, we believe the 10 to 15% gross margin range will allow us to maintain our competitiveness and our ability to continue top line growth. While our gross margins have moved into a lower range due to the changing dynamics of our marketplace, we continue to believe that electronics manufacturers are increasing their utilization and application of flexible printed circuits and flex assemblies as a means to miniaturize devices while adding more functionality. The exception to this increased utilization trend is in the entry level and typically low-end products being designed for developing markets where the use of flex circuits is minimal or none at all.

Responding to price and competitive pressures, we have undertaken a number of initiatives to increase our innovations and improve the profitability of our company. As a part of these initiatives, we have started a process to restructure our corporate and production functions in Anaheim. Doing so, our goal is to transform our Anaheim facility into a high-performing service, research and development and small-volume prototype operation, while reducing our costs. This will enable us to better focus on R&D and invest our resources on initiatives that will continue to differentiate us from our competition. Furthermore, we believe as a result of this, we will be able to develop opportunities that will benefit us with higher gross margins and higher growth possibilities.

M-Flex has completed major changes to our Aurora operations in Tucson in FY 2006, with upgrades to our camera module technology. We believe we have developed state of the art cameras utilizing our “know how” and manufacturing capability for lenses, including a module with a sub-six millimeter height, with the six millimeter height being the current industry standard. In FY 2006, we also implemented a low-cost manufacturing line for making these camera modules in our Suzhou, China plant. To fill this available capacity and as the initial phase of our marketing program for these modules, we are working with two second-tier mobile phone manufacturers in Asia. During the fourth quarter we built prototypes for these customers, and we expect to receive orders from them this quarter. We also have received production orders from, and began production ramp-up for, a customer in the telecommunications sector that manufactures IP phones. We’re excited about these unfolding opportunities, and even though they will contribute to revenue in fiscal 2007, we do not expect that this contribution will be significant relative to our total revenue.

As you may have read in our news release, M-Flex and Mobility Electronics are terminating the technology development and manufacturing agreements between them, effective November 10, 2006. These agreements were originally entered into in March 2005 and were aimed at utilizing M-Flex’s patented embedded magnetics transformer capabilities and technology. Our development efforts with Mobility Electronics validated our proprietary embedded micro magnetic technology and we will continue to work through the UL approval process as well as explore expanded opportunities with applications beyond universal power adapters.

The new wing of MFC2 is essentially complete with some production already initiated. Additional equipment is being installed as required to support capacity needs while minimizing disruption to our manufacturing processes. In the near term, current employee staffing should be sufficient to support the new expanded operations. As stated previously, this expansion is expected to increase our unit manufacturing capacity by approximately 25%.

As most of you are aware, we have filed two lawsuits recently related to the offer to acquire MFS. We moved forward with these lawsuits after much serious deliberation and based on our board’s belief that such course of action was warranted by the changed circumstances since we originally announced our intention to offer to acquire MFS in March 2006.

The lawsuit against the Stark hedge funds and their managers arises from our belief that their Schedule 13D filings are false and misleading and fail to provide adequate information to M-Flex stockholders about the true nature of Stark’s positions and intentions related to M-Flex. In addition, Stark has failed to disclose their ownership position in MFS in the Schedule 13D. Our board believes that these are material facts that they are required to disclose in the Schedule 13D. We believe Stark’s ownership position appears to be based primarily on their interest in a short-term economic gain as a stockholder of MFS. We believe that their interest in voting in favor of the MFS acquisition is aimed at maximizing these short-term financial gains to the detriment of M-Flex and its other stockholders. We believe such a course of action is contrary to and compromises the intended relationship between a public company and its stockholders.

On October 17, 2006, we filed the lawsuit against our majority stockholder, WBL Corporation, asking that the court direct WBL to vote its shares against the offer to acquire MFS. Our board believes that as the majority stockholder of M-Flex, WBL owes M-Flex’s minority stockholders fiduciary duties that require WBL to vote against the offer under the current terms and circumstances. WBL has indicated that despite M-Flex’s offer to release it from the obligations in an Undertaking Agreement, it believes it is required to abide by the agreement and vote in favor of the offer. As a result, our board felt that filing this lawsuit, while unpleasant, was necessary to protect M-Flex’s stockholders. In addition, Stark has filed a countersuit against certain of our directors alleging breaches of fiduciary duties, negligent misrepresentations and promissory estoppel, and seeking damages and declaratory and injunctive relief.

We have also filed an appeal with the Singapore Securities Industry Council requesting that the SIC allows M-Flex to withdraw its offer to acquire MFS. The appeal is based largely on the significant differences between the projections we used in calculating the MFS offer price and MFS’ actual results. We are also working on an amendment to the S-4 registration statement. We have experienced delays in re-filing the S-4 principally as a result of delays in obtaining information from other parties whose names and information are included in the filing. The amendment will address the initial comments made by the SEC as well as reflect the change in recommendation by M-Flex’s board urging our stockholders to vote against the acquisition. The change in recommendation was based on a variety of factors, including significant decreases in MFS’ net sales and net income since March 2006.

I will now turn the teleconference over to Craig to discuss our financial results.

Craig Riedel:

Thank you Phil. Although the last half of FY2006 produced some challenges for the company, significant progress was made for the year in growing our top line revenues. We believe new customers acquired during the year will support future continued revenue growth and customer diversification.

Net sales for the fourth quarter of 2006 decreased to $110.3 million, representing a 0.5% decrease over the prior year period’s sales of $110.9 million. Net income for the fourth quarter was $2.2 million, or 9 cents per diluted share, down from $11.0 million or 44 cents for fourth quarter of 2005. Our annual net sales increased year over year by 41% to $504 million and our net income increased 9% year over year to $40.4 million or $1.59 per diluted share. These results represent new record highs for both net sales and net income on yearly basis.

Our gross profit for the fourth quarter was $11.9 million or 10.8%, as compared to $23.8 million or 21.4% for the fourth quarter fiscal 2005. Fourth quarter gross margins were negatively impacted by significant customer price reductions and the de-leveraging of fixed overheads on the lower quarterly sales, the creation of a one-time inventory reserve of approximately $2.5 million related to programs for a major customer that declared bankruptcy during the quarter and increased scrap of approximately $1 million, related to a quality issue continued from last quarter, that has now been resolved. We had an annual gross profit percentage of 18.1% for fiscal 2006, which was reduced from the prior year’s 22.4% primarily due to price changes for our products and the other specific factors just mentioned.

Total operating expenses for the fourth quarter of fiscal 2006 were $9.0 million or 8.1% of net sales, compared to $8.3 million or 7.4% of net sales in the fourth quarter of fiscal 2005. Included in the quarterly spending was a one-time reserve of approximately $500 thousand for accounts receivable related to the customer bankruptcy stated previously. Although we intend to actively pursue recovery efforts for all amounts related to the customer bankruptcy I just mentioned, we determined that establishing a reserve at this time was appropriate. Overall, we are pleased with the comparative year on year quarterly operating spending levels as the current quarter also included $548 thousand of compensation expense related to the implementation of FAS123R in the current fiscal year. On a full year basis, operating expense levels increased to support the higher annual sales, as a result of infrastructure growth, but were reduced as a percent of sales to 6.6% versus 7.6% for the prior year. We anticipate to incur approximately $250,000 in litigation expenses on a monthly basis during the coming months given the litigation related to the proposed MFS transaction. In addition, we have deferred acquisitions costs of approximately $4.4 million related to the MFS transaction, which we will be required to expense if the transaction is abandoned. If the transaction is abandoned before we file our 10-K, we will be required to expense this amount as of September 30, 2006 and the results announced today will be reduced to reflect the $4.4 million expense.

Our effective tax rate for the 2006 fiscal year was 31.1%, which was comparable with the prior year. Effective January 1, 2006, our MFC2 facility was granted a modification to its existing tax holiday rate and consequently MFC2 will enjoy a reduced rate of 5.6% until the end of calendar 2007 versus the originally expected 12%. We are continuing to review and implement various tax strategies to reduce our overall effective rate.

We had break even cash flow from operations in the fourth quarter and generated $16.3 million for the full fiscal year. Capital expenditures, for plant and equipment, for the fourth quarter were $10.7 million, bringing our full year capital expenditures to $37.8 million. A significant portion, approximately $22.0 million, of the capital expenditures were related to the MFC2 facility expansion program. Also during the year the company paid approximately $4.8 million for the purchase of the Aurora Optical building in Tucson, Arizona. During the quarter the company borrowed $4 million for working capital needs, against existing credit facilities, which remained outstanding as of the end of the quarter.

DSO increased from 74 days in the third quarter to 91 in the fourth quarter of 2006. As stated during our previous calls, our DSO continued to increase due to the lengthened payment terms, which is consistent with the trend in our industry. Inventory days increased to 50 days from 42 days in the third quarter 2006 due to the lower business volumes from our largest customer.

This concludes my discussion of the financial results and at this point I would like to turn the call back over to Phil.

Phil Harding:

As we mentioned during the last two quarterly calls, we currently are not giving quarterly guidance as we are constrained by regulatory requirements in Singapore restricting the use of guidance during an offer period. However, we believe that our customer and product diversification efforts are succeeding and that our sales growth will continue. We are optimistic that our commitment to be market leaders and innovators with our technology and application engineering will continue to differentiate M-Flex in an evolving marketplace. We remain focused on executing our strategic plans to take advantage of our opportunities, and with the dedication of our employees companywide, we will continue our work to grow M-Flex profitably.

Before we take your questions, I need to let you know that given the pending litigation regarding the MFS offer, we will not be entertaining questions related to the offer or any of the litigation. That being said, I will now turn the call back to the operator so that Reza, Craig and I can take any of your other questions.

[Q&A]

Phil Harding:

I thank today’s audience for their participation in reviewing M-Flex’s quarter and fiscal year. We want to leave you by saying that we will continue to find ways to do well in a dynamic and competitive marketplace. The M-Flex people are excited by this opportunity and we look forward to continue discussing our progress with you.

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Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2006, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this news release is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.